Exhibit 12.1

CareFusion Corporation

Ratio of Earnings to Fixed Charges

		Fiscal Years Ended June 30,
(in millions)	3 Months Ended September 30, 2009	2009	2008	2007	2006	2005
Pretax Income From Continuing Operations	$75	$343	$444	$199	$220	$179
Fixed Charges (per below)	48	96	104	85	77	45
Interest Capitalized	—	—	(1)	—	—	—

Earnings	$123	$439	$547	$284	$297	$224

Interest and Other Financial Charges	$43	$82	$90	$77	$70	$42
Interest Portion of Rental Expense	5	14	14	8	7	3

Fixed Charges	$48	$96	$104	$85	$77	$45

Ratio of Earnings to Fixed Charges	2.6	4.5	5.3	3.3	3.8	4.9